EXHIBIT 99.3
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Rio Tinto and Baowu open Western Range iron ore mine in the Pilbara with Yinhawangka Traditional Owners
06 June 2025

PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto has officially opened its newest iron ore mine, Western Range, with Western Australian Premier Roger Cook and Federal Resources Minister Madeleine King joining Yinhawangka Traditional Owners and senior representatives from Rio Tinto and joint venture partner China Baowu Group (Baowu) to mark the milestone.

Western Range has the capacity to produce up to 25 million tonnes of iron ore per year and could sustain the existing Paraburdoo mining hub for up to 20 years.

The $2 billion1 project, a joint venture between Rio Tinto (54 per cent) and Baowu (46 per cent), was completed on time and on budget. It involved building a primary crusher and 18-kilometre conveyor system linked to the existing Paraburdoo processing plant.

The new mine provides stability for Paraburdoo’s more than 880 residential and FIFO employees.

It also supports the ongoing viability of Paraburdoo town and strengthens the Western Australian and national economies through royalties and taxes.

Yinhawangka Aboriginal Corporation Board Chairwoman Robyn Hayden (née Tommy) and Yinhawangka Traditional Owners joined Premier Cook, Minister King, Baowu Group Chairman Hu Wangming, Baowu Resources Chairman Shi Bing, Rio Tinto Chief Executive Jakob Stausholm, Rio Tinto Iron Ore Chief Executive Simon Trott and other government and joint venture representatives on site for the opening.

Western Australian Premier Roger Cook said: “The opening of Western Range is a significant achievement, and its importance to Western Australia’s economy cannot be overstated.

“My government will continue to back in our resources industry, which is creating quality jobs for Western Australians while helping us maintain the standard of life we all enjoy.”

Federal Resources Minister Madeleine King said: “The opening of Western Range is fantastic news for the Pilbara, for Western Australians, for Traditional Owners and for the nation.

“The Pilbara is the engine room of the nation’s economy. Projects like Western Range will keep that engine running for future generations of Australians.”

Western Range is Rio Tinto’s first project to feature a co-designed Social, Cultural and Heritage Management Plan (SCHMP) with the Yinhawangka Traditional Owners.

In keeping with the SCHMP, announced in 2022 with the Yinhawangka Aboriginal Corporation, Western Range has been designed to protect significant cultural and heritage values in the area.

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Yinhawangka Aboriginal Corporation Board Chairwoman Robyn Hayden (née Tommy) said: “For Yinhawangka people, Country is everything - it holds our spirit, our Law, and our deep responsibility to protect what was passed down to us.

“The opening of the Western Range mine represents a shift in how our heritage is being recognised and respected. We acknowledge the work Rio Tinto has done to change how they engage with us, and the steps they’ve taken to build a stronger, more honest partnership. This is a meaningful beginning - and we stand ready to walk forward together.”

Rio Tinto and Baowu’s partnership in the Pilbara began with the 2002 Bao-HI Joint Venture to develop the Eastern Range deposits in the Hamersley Ranges.

Chairman of China Baowu Group, Hu Wangming said: "The success of the Western Range project is not only a milestone in China-Australia resource co-operation, but also a vivid reflection of joint efforts and resilience from all parties involved.

"The Western Range project is not only a strategic cornerstone in the global resource layout of China Baowu and Rio Tinto, but also a model of China-Australia economic and trade cooperation. Our joint efforts in green, low-carbon development and collaborative innovation have set new industry benchmarks and contributed valuable insights and strength to the sustainable development of global resources.

"We are committed to working hand in hand with the Western Australian Government, Indigenous communities, and partners from all sectors to build an inclusive and sustainable cooperation ecosystem. We will also continue to fulfill our corporate responsibilities and drive industrial upgrading through technological innovation, injecting new momentum into regional prosperity and the stability of global supply chains."

Rio Tinto Chief Executive Jakob Stausholm said: “Opening Western Range is an important step in Rio Tinto’s extension plans in the Pilbara and ensures the longevity of one of our oldest mining hubs, Paraburdoo, which began operating in 1972.

“I’m particularly proud of the work we’ve done with the Yinhawangka People to develop Western Range and we’ll continue to work closely together.

“Partnering with Baowu ensures our biggest customer directly benefits with a consistent, dedicated supply of Rio Tinto’s world leading Pilbara Blend iron ore.”

First ore was processed through the Western Range system in late March this year.

Additional Information

Western Range is one of a tranche of replacement projects, with total annual capacity of ~130Mtpa2, that underpin Rio Tinto’s ongoing commitment to the Pilbara.

In addition to the 6 March 2025 announcement of a $1.8 billion investment to develop Brockman Syncline 1, both the Hope Downs 1 and West Angelas sustaining projects are progressing through approvals processes.

During the next three years (2025-2027) Rio Tinto expects to invest more than $13 billion on new mines, plant and equipment. This builds on about $8.5 billion of investment in the Pilbara during the past three years (2022-2024).

Rio Tinto continues to work on the pre-feasibility study for Rhodes Ridge, one of the world’s largest and highest quality undeveloped iron ore deposits, which is targeting an initial capacity of up to 40Mtpa and first ore by 2030.

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Footnotes

1 All currency figures are in US dollars, unless otherwise specified, and on a 100 per cent basis.
2 Subject to timing of full capacity. The replacement projects include Western Range, West Angelas, Hope Downs 1, Greater Nammuldi and Brockman 4.

View source version on businesswire.com: https://www.businesswire.com/news/home/20250605488902/en/

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